[redacted]

14049174

AB 3/20

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH, DC
193

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KLR Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Madison Avenue, 10th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Self 404-410-7932
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M & K CPAS, PLLC
(Name – *if individual, state last, first, middle name*)

4100 N. Sam Houston Pkwy W., Suite 200-B	Houston	TX	77086
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/26

OATH OR AFFIRMATION

I, Jonathan Self, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KLR Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MINDY LEVIN
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires February 28, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KLR GROUP, LLC
Financial Statements
Report Pursuant to Rule 17A-5(d)
December 31, 2013

CONTENTS

M&K CPAS PLLC

Independent Auditor's Report

To the Members of
KLR Group, LLC

We have audited the accompanying statement of financial condition of KLR Group, LLC (the Company) as of December 31, 2013, and the related statements of income, members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KLR Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, Texas
February 27, 2014

4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

KLR Group, LLC
Statement of Financial Condition
As of December 31, 2013

Assets

Current Assets	
Cash and cash equivalents	$ 3,529,262
Accounts Receivable	581,706
Commissions receivable from clearing firm	14,856
Prepaid Expenses	189,111
Advances and Promissory Notes	205,000
Total Current Assets	4,519,935
Equipment, furniture, software and leasehold improvements, at cost, net of accumulated depreciation of $12,159	101,091
Deposits	383,716
Total Non Current Assets	484,807
Total Assets	$ 5,004,742

Liabilities and Members' Equity

Current Liabilities	
Accounts payable and accrued expenses	$ 147,972
Accounts Payable -Related Party	432,190
Commissions Payable	19,487
Unearned Revenue	18,001
Total Current Liabilities	617,650
Total Liabilities	617,650
Members' Equity	
Members' Equity and Earnings	4,387,092
Total Members' Equity	4,387,092
Total Liabilities and Members' Equity	$ 5,004,742

The accompanying notes are an integral part of the financial statements

KLR Group, LLC
Statement of Income
Year ended December 31, 2013

Revenue:	
Commissions and fees	$ 348,350
Gain/(Loss) trading	(1,502)
Investment banking	5,401,446
Other revenue	278,813
Interest and dividend income	6,129
Total Revenue	6,033,236
Expenses:	
Compensation and benefits	3,477,838
Office rent	594,647
Travel and entertainment	641,621
Professional fees	276,800
Depreciation	12,159
Advertising and promotion	3,450
Postage and supplies	57,491
Telephone and communications	64,530
Regulatory fees and assessments	21,220
Other operating expenses	500,416
Total Expenses	5,650,172
Income before income taxes	383,064
Income tax expense (refund)	-
Net income	$ 383,064

The accompanying notes are an integral part of the financial statements

KLR Group, LLC
Statement of Members' Equity
Year ended December 31, 2013

	Beginning Equity	Withdrawals and Adjustments	Income Distributions	Ending Equity
Balance at December 31, 2012	**$4,000,000**	**$ -**	**$ 4,028**	**$ 4,004,028**
Net Income	-	-	383,064	383,064
Balance at December 31, 2013	**$4,000,000**	**$ -**	**$ 387,092**	**$ 4,387,092**

The accompanying notes are an integral part of the financial statements

KLR Group, LLC
Statement of Cash Flows
Year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 383,064
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	12,159
Changes in operating assets and liabilities:	
Accounts receivable	(596,562)
Prepaids and advances	(394,111)
Other assets	(383,716)
Payables and accrued expenses	167,459
Payables - Related Parties	432,190
Unearned revenue	18,001
Total adjustments	(744,580)
Cash used in operating activities	(361,516)
Cash flows from investing activities:	
Fixed asset and leasehold improvements purchases	(113,250)
Cash used in investing activities	(113,250)
Cash flows from financing activities:	
Cash used in financing activities	-
Net (decrease) in cash	(474,766)
Cash at beginning of year	4,004,028
Cash at end of year	$ 3,529,262
Non Cash Transactions	$ -
Supplemental Disclosures:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements

Nature of Business and Summary of Significant Accounting Policies

The Nature of business and a summary of the significant accounting policies of KLR Group, LLC (the "Company") is set forth below:

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Organization and nature of business

KLR Group, LLC was formed in Nevada on June 14, 2012 and is a registered broker-dealer under the Securities Exchange Act of 1934 and the securities commissions of appropriate states as well as a member of the Financial Industry Regulatory Authority. The Company conducts securities business in stocks and convertible bonds; participates in private placements and public offerings; and performs mergers and acquisitions advisory services. Its clients consist of institutions. The Company clears all its transactions through its clearing firm.

Revenue recognition

Revenue is recognized on an accrual basis, and the Company's recognition policies are based on the presence of an existing arrangement, a rendered service, a determined fee, and a basis that such fee is collectible.

The Company has corporate advisory agreements for its investment banking services where the Company's services and fees are described. In private banking services, the Company receives pre-payments of retainers, which are treated as unearned revenue until earned in line with the Company's established distribution and service delivery process. Upon the success of a private investment banking transaction, any success fees are earned and recognized. All success fees are collectible in line with the advisory agreement terms of payment. In public banking services, the Company enters underwriting agreements. The underwriting agreements establish the terms of service and fees. Upon the public offering being effective, all revenue is recognized when trades are made. The dealer spread is collected by the lead underwriter and distributed to the Company in line with the underwriting agreement and collectible generally within approximately 90 days after the underwriting syndicate accounting is finalized.

The Company recognizes its trading revenue in the form of commissions and spreads on the trade dates the securities are purchases/sold. The commissions for trades are set with the customers upon execution and confirmed as part of the settlement process. BNY ConvergEx, as the Company's clearing and settlement agent collects the Company's commission upon trade settlement and submits payment to the Company monthly.

Research service revenue is recognized in various ways, based on the service being delivered. Research can be paid for through the Company's trading desk executions or through Company invoicing. When research is paid for through the trading desk executions, the Company recognizes revenue as the trades occur. When research is paid for through invoicing, the Company recognizes revenue when the customer contacts the Company and announces that it will pay for the research it has received and a fee

is established, which until that time, the fee or payment is unknown despite an arrangement existing. In those cases, revenue is recognized when the customer accepts the research and requests that an invoice be produced for them to pay the Company for its services. This invoicing exception to the recognition of revenue on an accrual basis is not material to the financial statements.

Depreciation

Depreciation of furniture and equipment is provided on the straight line method over the estimated useful lives of the assets of five years. Amortization of software is provided on the straight line method over the estimated useful lives of the assets of three years. Amortization of leasehold improvements is provided on the straight line method over the life of the associated lease which is ten and a half years.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, plant and equipment

Property and equipment is recorded at historical cost, including expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation or amortization are eliminated from the accounts in the year of sale or retirement; any resulting gain or loss is reflected in the statement of income.

Cash and cash equivalents

For purposes of the statement of cash flows, cash includes cash on hand, bank checking and high-yield savings accounts with maturities of three months or less. As of December 31, 2013, there were no cash equivalents.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place. The Company's advertising expenses as of December 31, 2013 were $3,450.

Securities owned

Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings. As of December 31, 2013, there were no securities owned by the Company.

Credit risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and relationship with the client. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2013 the Company has determined that no allowance for doubtful accounts is required.

Bad debt is evaluated and expensed after 90 days, unless additional confirmation on collectability is attained in accordance with the Company's process. Several advances and expense reimbursement overpayments were deemed uncollectible at year end. Bad debt expense as of December 31, 2013 was $34,220.

Revenue and accounts receivable concentrations

During the year ending December 31, 2013, the Company had concentrations of revenue, representing more than 10% of the Company's total annual revenue, from the following customer(s).

American Eagle Energy Corporation		$4,303,693
	Total	$4,303,693

The Company had concentrations in accounts receivable as of December 31, 2013, representing more than 10% of outstanding receivables, from the following customer(s).

Allied Energy Corporation		$83,333
American Eagle Energy Corporation		408,969
Goodrich Petroleum Corporation		72,360
	Total	$564,662

Related party transactions

During the year ended December 31, 2013, the Company owed $432,190 to related parties. This amount represented the Company's payment of expense reimbursements to related parties. The funds were paid to related parties in January 2014.

Income taxes

The Company is a limited liability company. Therefore, income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

Recent accounting pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in the ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The new amendments will require an organization to:

- Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period; and

- Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The adoption of ASU No. 2013-02 is not expected to have a material impact on our financial position or results of operations.

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies which instruments and transactions are subject to the offsetting disclosure requirements originally established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under ASU 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to financial statement users. In choosing to narrow the scope of the offsetting disclosures, the Board determined that it could make them more operable and cost effective for preparers while still giving financial statement users sufficient information to analyze the most significant presentation differences between financial statements prepared in accordance with U.S. GAAP and those prepared under IFRSs. Like ASU 2011-11, the amendments in this update will be effective for fiscal periods beginning on, or after January 1, 2013. The adoption of ASU 2013-01 is not expected to have a material impact on our financial position or results of operations.

In October 2012, the FASB issued Accounting Standards Update ASU 2012-04, "Technical Corrections and Improvements" in Accounting Standards Update No. 2012-04. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods

beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on our financial position or results of operations.

In August 2012, the FASB issued ASU 2012-03, "Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update)" in Accounting Standards Update No. 2012-03. This update amends various SEC paragraphs pursuant to the issuance of SAB No. 114. The adoption of ASU 2012-03 is not expected to have a material impact on our financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, "Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" in Accounting Standards Update No. 2012-02. This update amends ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of ASU 2012-02 has not had a material impact on our financial position or results of operations.

Furniture and equipment

Furniture and equipment costs consist of the following at December 31, 2013:

Equipment		$12,547
Furniture		87,606
Software		10,391
Leasehold Improvements		2,706
	Total	113,250
Less Accumulated Depreciation		(12,159)
	Net	$101,091

Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, 2013, no claims had been asserted against the Company.

Operating leases

The Company maintained two office leases, one in Houston, Texas and one in New York, New York, as well as an apartment lease in Houston, Texas as of December 31, 2013. During 2013, the Company also had one office lease in Chevy Chase, Maryland, which was canceled as of November 8, 2013. Future minimum rental payments required under the operating leases as of December 31, 2013, are:

New York, New York – operating lease that expires May 31, 2015:

2014		$548,055
2015		228,356
	Total	$776,411

Houston, Texas (office) – operating lease that expires June 30, 2023:

2014		$208,078
2015		208,078
2016		217,893
2017		227,708
2018		227,708
Thereafter		1,111,058
	Total	$2,200,524

Houston, Texas (apartment) – operating lease that expires December 16, 2014:

2014		$64,113
	Total	$64,113

Rental expense on all four spaces for the year ended December 31, 2013 was $594,647.

Minimum capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2013, the Company had net capital of $3,301,469 which exceeded its required net capital of $100,000 by $3,201,469. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $100,000. The Company's ratio of aggregate indebtness to net capital was 0.19 to 1. There were no liabilities subordinated to the claims of general creditors during 2013.

Fair value of financial instruments

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

- Level 1. Observable inputs such as quoted market prices in active markets;
- Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of December 31, 2013, and as such, had no assets or liabilities that fell into the tiers described above.

Commissions and advances

As of the year ending December 31, 2013, the Company owed $19,486 in commissions to traders and salesmen pursuant to employment contracts. In those same employment contracts the Company has advanced commissions to traders and salesmen in the amount of $205,000, which is to be repaid to the Company through commissions generated by traders and salesmen. Neither the amount the Company owes, nor the amount the Company is owed bears any interest. Advances paid to traders and salesmen are due on demand.

Subsequent events

Management reported that there are no reportable events through the date of this filing.

SUPPLEMENTAL INFORMATION

Independent Auditor's Report on Internal Control

To the Members of
KLR Group, LLC

In planning and performing our audit of the financial statements of KLR Group, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, Texas
February 27, 2014

SCHEDULE I
KLR Group, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2013

Total equity from statement of financial condition	$4,387,092
Less non-allowable assets	
Acounts receivable	581,706
Prepaid expenses	189,111
Advances	205,000
Fixed assets	101,091
Deposits	8,715
Net Capital	$3,301,469

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 41,177
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$3,201,469

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$ 617,649
Ratio of aggregate indebtedness to net capital	0.19
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	0.00

Reconciliation with Company's Computation

Equity ownership submitted by the Company (net capital)	3,301,469
LESS: Differences in the company's estimates for in focus purposes compared to audited.	-

Differences below are due to audit adjustments not available for the focus report:

Account Type	Difference
Deferred Income Tax Payable	-
Plus in focus equity	-
financial condition equity	-
Difference	-

Difference in non-current assets and accounts payable for minimum net capital requirement (in focus less amount reported per calculation above)	-
Difference in accounts per above	-

SCHEDULE II

KLR Group, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

KLR Group, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customers securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

M&K CPAS
PLLC

Independent Auditor's Report on Applying Agreed-Upon Procedures

To the Members of
KLR Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by KLR Group, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, Texas
February 27, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KLR Group, LLC
510 Madison Avenue
New York, New York 10022
SEC# 8-69168

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan A. Self (404) 410-7932

2. A. General Assessment (item 2e from page 2)		$ 14,757
B. Less payment made with SIPC-6 filed (exclude interest) 7/24/13 Date Paid		(1,131)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		13,626
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 13,626
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 13,626	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KLR Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 14 day of February , 20 14 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 13
and ending December 31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,033,235.53
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	1,501.57
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,501.57
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	36,251.82
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimburseable Expense Income	94,396.95
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,269.39	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,269.39
Total deductions	131,918.16
2d. SIPC Net Operating Revenues	$5,902,818.94
2e. General Assessment @ .0025	$14,757

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